UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          Storm Cat Energy Corporation
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                    862168101
                                 (CUSIP Number)

                                 March 30, 2007
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 12 Pages

CUSIP No. 862168101                    13G                    Page 2 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG North American Opportunity Fund
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $4,600,000 principal amount of Series A Subordinated
                    Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

                    $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    $4,600,000 principal amount of Series A Subordinated
                    Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

                    $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               $4,600,000 principal amount of Series A Subordinated Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

               $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.6%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

CUSIP No. 862168101                    13G                    Page 3 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $4,600,000 principal amount of Series A Subordinated
                    Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

                    $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    $4,600,000 principal amount of Series A Subordinated
                    Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

                    $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $4,600,000 principal amount of Series A Subordinated Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

               $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.6%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

CUSIP No. 862168101                    13G                    Page 4 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners Limited
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $4,600,000 principal amount of Series A Subordinated
                    Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

                    $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    $4,600,000 principal amount of Series A Subordinated
                    Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

                    $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $4,600,000 principal amount of Series A Subordinated Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

               $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.6%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IA, HC
--------------------------------------------------------------------------------

CUSIP No. 862168101                    13G                    Page 5 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Noam Gottesman
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $4,600,000 principal amount of Series A Subordinated
                    Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

                    $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    $4,600,000 principal amount of Series A Subordinated
                    Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

                    $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $4,600,000 principal amount of Series A Subordinated Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

               $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.6%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN, HC
--------------------------------------------------------------------------------

CUSIP No. 862168101                    13G                    Page 6 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Pierre Lagrange
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Belgium
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $4,600,000 principal amount of Series A Subordinated
                    Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

                    $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    $4,600,000 principal amount of Series A Subordinated
                    Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

                    $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $4,600,000 principal amount of Series A Subordinated Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

               $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.6%
--------------------------------------------------------------------------------
    (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN, HC
--------------------------------------------------------------------------------

CUSIP No. 862168101                    13G                    Page 7 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Emmanuel Roman
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            France
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $4,600,000 principal amount of Series A Subordinated
                    Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

                    $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    $4,600,000 principal amount of Series A Subordinated
                    Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

                    $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $4,600,000 principal amount of Series A Subordinated Convertible Notes, due March 31, 2012 which are convertible into 3,931,620 Shares

               $5,400,000 principal amount of Series B Subordinated Convertible Notes, due March 31, 2012 which are convertible into 4,615,380 Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.6%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN, HC
--------------------------------------------------------------------------------

CUSIP No. 862168101                    13G                    Page 8 of 12 Pages


Item 1.

(a)  Name of Issuer

          Storm Cat Energy Corporation, a British Columbia corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices

          1125 17th Street, Suite 2310
          Denver, Colorado 80202

Item 2(a).     Name of Person Filing

          This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to Shares (as defined in Item 2(d) below) of the Company:

          FUND

          (i) GLG North American Opportunity Fund ("NAO Fund"), with respect to the Shares Held by it.

          INVESTMENT MANAGER

          (i) GLG Partners, LP (the "Investment Manager"), with respect to the Shares held by the NAO Fund and certain other funds to which the Investment Manager serves as investment manager (collectively, the "GLG Funds").

          GENERAL PARTNER

          (ii) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

          REPORTING INDIVIDUALS

          (iii) Mr. Noam Gottesman ("Mr. Gottesman"), with respect to the Shares held by each of the GLG Funds.

          (iv) Mr. Pierre Lagrange ("Mr. Lagrange"), with respect to the Shares held by each of the GLG Funds.

          (v) Mr. Emmanuel Roman ("Mr. Roman"), with respect to the Shares held by each of the GLG Funds.

          Mr. Gottesman, Mr. Lagrange and Mr. Roman are collectively referred to as the "Reporting Individuals."

          The Investment Manager serves as the investment manager to each of the GLG Funds. The General Partner serves as the general partner to the Investment Manager. Each of the Reporting Individuals is a Managing Director of the General Partner.

Item 2(b).   Address of Principal Business Office or, if none, Residence

          The address of the principal business office of each of the Reporting Persons is:

CUSIP No. 862168101                    13G                    Page 9 of 12 Pages


          c/o GLG Partners LP
          1 Curzon Street
          London W1J 5HB
          United Kingdom

Item 2(c).   Citizenship

          Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)    Title of Class of Securities

          Common Stock, without par value (the "Shares")

Item 2(e)    CUSIP Number

          862168101

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act
          (15 U.S.C. 78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.      Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated

CUSIP No. 862168101                    13G                   Page 10 of 12 Pages


          herein by reference for each such Reporting Person. Based upon the Company's Annual Report on Form 10-K that was filed on March 16, 2007, there were 80,479,820 Shares outstanding as of March 14, 2007.

          The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Reporting Individuals, as a Managing Director of the General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner, and the Reporting Individuals hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.      Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.      Identification and Classification of Members of the Group

          See Exhibit I.

Item 9.      Notice of Dissolution of Group

          Not applicable.

Item 10. Certification

          By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of April 9, 2007, by and among GLG North American Opportunity Fund, GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman.

CUSIP No. 862168101                    13G                   Page 11 of 12 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 9, 2007


GLG NORTH AMERICAN OPPORTUNITY FUND

By: GLG Partners LP, as its Investment Manager

GLG PARTNERS LP

/s/ Timothy Kuschill
------------------------------
Name: Timothy Kuschill
Title: Counsel of GLG Partners LP


By: GLG Partners Limited, its General Partner

GLG PARTNERS LIMITED

/s/ Emmanuel Roman
------------------------------
Name: Emmanuel Roman
Title: Managing Director of GLG Partners Limited






NOAM GOTTESMAN
PIERRE LAGRANGE
EMMANUEL ROMAN


/s/ Emmanuel Roman
------------------------------
EMMANUEL ROMAN, individually and
on behalf of Noam Gottesman and
Pierre Lagrange


The Powers of Attorney executed by Noam Gottesman and Pierre Lagrange, authorizing Emmanuel Roman to sign and file this Schedule 13G on each person's behalf, which were filed with the Schedule 13G filed with the Securities and Exchange Commission on December 15, 2006 by such Reporting Persons with respect to the common stock of Movado Group, Inc., are hereby incorporated by reference.

CUSIP No. 862168101                    13G                   Page 12 of 12 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of April 9, 2007


GLG NORTH AMERICAN OPPORTUNITY FUND

By: GLG Partners LP, as its Investment Manager

GLG PARTNERS LP

/s/ Timothy Kuschill
------------------------------
Name: Timothy Kuschill
Title: Counsel of GLG Partners LP


By: GLG Partners Limited, its General Partner

GLG PARTNERS LIMITED

/s/ Emmanuel Roman
------------------------------
Name: Emmanuel Roman
Title: Managing Director of GLG Partners Limited






NOAM GOTTESMAN
PIERRE LAGRANGE
EMMANUEL ROMAN


/s/ Emmanuel Roman
------------------------------
EMMANUEL ROMAN, individually and
on behalf of Noam Gottesman and
Pierre Lagrange